May 25, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Cecilia Blye, Chief, Office of Global Security Risk
Pradip Bhaumik, Special Counsel, Office of Global Security Risk
Barbara Jacobs, Assistant Director, Division of Corporation Finance

Re:	NetApp, Inc.
Form 10-K for the Fiscal Year Ended April 29, 2011
Filed June 23, 2011
File No. 0-27130

Ladies and Gentlemen:

Reference is made to the comment letter, dated May 11, 2012, received from the Securities and Exchange Commission (the “Commission”) by NetApp, Inc. (the “Company”) regarding the Commission’s review of the above-referenced filing. In its letter, the Commission requests a written response from the Company by May 25, 2012. The Company respectfully requests an extension of the response deadline to May 30, 2012. If you have any questions or wish to discuss this request, please call me at (650) 565-3591. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

By:	/s/ Nathaniel P. Gallon
Nathaniel P. Gallon

cc:	Deanna Butler, Senior Director Legal, NetApp, Inc.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.